Filed by Steelcase Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-6

under the Securities Exchange Act of 1934

Subject company: Steelcase Inc.

Commission file number: 333-290205

Update on Steelcase Leadership Structure and Post-Close

A message to global dealer leaders from Steelcase

Subject: Steelcase Leadership Update: Preparing for Our Next Chapter

Steelcase and HNI continue to move toward completing HNI’s acquisition of Steelcase, which remains on track to close before the end of the calendar year, subject to shareholder approval.

This week, HNI announced the initial leadership structure that will guide Steelcase following close. The structure is designed to provide stability for our dealers, customers, and employees while creating space for a thoughtful transition and a strong foundation for the future. Your day-to-day contacts, Steelcase relationships, and sales support remain unchanged.

The following leadership structure will be effective at closing:

•

Allan Smith will continue leading Americas Go-to-Market and Global Product functions, overseeing Sales in Americas, Global Brand & Communications, Research, Product Development, Engineering, and Design.

•	Terry Lenhardt will continue leading Marketing and Customer Verticals, reporting to Allan Smith, with a continued focus on supporting dealers and driving customer engagement across key markets.

•	Madelyn Hankins will continue in her role on Allan’s team, leading Americas Sales, Channel, and the GCC team, ensuring consistency in dealer and customer relationships.

•

Dave Sylvester will continue leading Finance and add oversight of Steelcase’s EMEA and APAC businesses to strengthen global alignment and explore and advance potential opportunities in these regions. Alessandro Centrone (EMEA) and Peter Lewchanin (APAC) will continue leading their respective regions and will report to Dave, ensuring continuity for Steelcase’s global dealer and customer relationships.

•	Steve Miller will continue leading IT, with an expanded focus on advancing digital capabilities and customer-centered experiences that make it easier to do business with Steelcase.

•	Megan Blazina will continue leading Legal and Strategy globally, including compliance and ESG initiatives, as the company moves into its next phase of integration.

•

Bob Krestakos will continue leading Operations and will remain with Steelcase through early 2026 to support operational continuity and a seamless integration with HNI. Bob will leave the company following this period, after more than 30 years of dedicated leadership at Steelcase. Throughout his career, Bob has been instrumental in strengthening operations, advancing manufacturing excellence, and ensuring consistent service to our dealer partners.

As part of this next chapter, two leadership transitions will occur at close:

•

Sara Armbruster, President and CEO of Steelcase, will step aside at close. At that time, HNI Chairman, President and CEO Jeff Lorenger will lead the combined organization, as previously announced. Sara will continue to lead through close, working closely with Jeff and both leadership teams to ensure a smooth and successful handoff. Sara has been part of the Steelcase team for nearly two decades and has led the company since 2021, championing transformation, innovation, and a deep focus on people and purpose.

•

Donna Flynn, Vice President, Chief People Officer, will leave Steelcase at close. During her 14 years with the company, Donna has shaped Steelcase’s culture and leadership practices and helped embed our purpose into how people work and lead. Following her departure, existing leaders within Steelcase and HNI will continue the important work of supporting our people, culture, and impact efforts as the companies come together.

Allan, Dave, Megan, and Steve will report to Jeff. Other than the changes addressed here, each leader’s direct reports will remain as they are.

HNI has expressed strong appreciation for Steelcase’s global dealer network and remains committed to the dealer model that has long been central to Steelcase’s success. Both organizations share a deep respect for the strength of our dealer relationships and a belief that this network will continue to be an essential part of our combined future.

You can expect additional updates as we move closer to closing, including timing updates on the transaction and integration milestones.

We are grateful for your continued partnership and trust as we take this next step together. With the shared values and combined strengths of Steelcase and HNI, we remain committed to delivering innovative products, dependable service, and strong collaboration to help your business succeed.

Thank you for your ongoing partnership with Steelcase.

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934 and Section 27A of the Securities Act of 1933, which involve risks and uncertainties. Any statements about HNI’s, Steelcase’s or the combined company’s plans, objectives, expectations, strategies, beliefs, or future performance or events and any other statements to the extent they are not statements of historical fact are forward-looking statements. Words, phrases or expressions such as “anticipate,” “believe,” “could,” “confident,” “continue,” “estimate,” “expect,” “forecast,” “hope,” “intend,” “likely,” “may,” “might,” “objective,” “plan,” “possible,” “potential,” “predict,” “project”, “target,” “trend” and similar words, phrases or expressions are intended to identify forward looking statements but are not the exclusive means of identifying such statements. Forward-looking statements are based on information available and assumptions made at the time the statements are made. Forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those expressed in or implied by the forward-looking statements. Forward-looking statements in this communication include, but are not limited to, statements about the benefits of the transaction between HNI and Steelcase (the “Transaction”), including future financial and operating results, the combined company’s plans, objectives, expectations and intentions, and other statements that are not historical facts.

The following Transaction-related factors, among others, could cause actual results to differ materially from those expressed in or implied by forward-looking statements: the occurrence of any event, change, or other circumstance that could give rise to the right of one or both of the parties to terminate the definitive merger agreement between HNI and Steelcase; the outcome of any legal proceedings that may be instituted against HNI or Steelcase; the possibility that the Transaction does not close when expected or at all because required regulatory, shareholder, or other approvals and other conditions to closing are not received or satisfied on a timely basis or at all (and the risk that seeking or obtaining such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the Transaction); the risk that the benefits from the Transaction may not be fully realized or may take longer to realize than expected, including as a result of changes in, or problems arising from, general economic and market conditions, interest and exchange rates, monetary policy, trade policy (including tariff levels), laws and regulations and their enforcement, and the degree of competition in the geographic and business areas in which HNI and Steelcase operate; any failure to promptly and effectively integrate the businesses of HNI and Steelcase; the possibility that the Transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; reputational risk and potential adverse reactions of HNI’s or Steelcase’s customers, employees or other business partners, including those resulting from the announcement, pendency or completion of the Transaction; the dilution caused by HNI’s issuance of additional shares of its capital stock in connection with the Transaction; and the diversion of management’s attention and time to the Transaction from ongoing business operations and opportunities.

Additional important factors relating to Steelcase that could cause actual results to differ materially from those in forward-looking statements include, but are not limited to, competitive and general economic conditions domestically and internationally; acts of terrorism, war, governmental action, natural disasters, pandemics and other Force Majeure events; cyberattacks; changes in the legal and regulatory environment; changes in raw material, commodity and other input costs; currency fluctuations; changes in customer demand; and the other risks and contingencies detailed in Steelcase’s most recent Annual Report on Form 10-K and its other filings with the U.S. Securities and Exchange Commission (the “SEC”).

Additional important factors relating to HNI that could cause actual results to differ materially from those in forward-looking statements include, but are not limited to, HNI’s ultimate realization of the anticipated benefits of the acquisition of Kimball International; disruptions in the global supply chain; the effects of prolonged periods of inflation and rising interest rates; labor shortages; the levels of office furniture needs and housing starts; overall demand for HNI’s products; general economic and market conditions in the United States and internationally; industry and competitive conditions; the consolidation and concentration of HNI’s customers; HNI’s reliance on its network of independent dealers; change in trade policy, including with respect to tariff levels; changes in raw material, component, or commodity pricing; market acceptance and demand for HNI’s new products; changing legal, regulatory, environmental, and healthcare conditions; the risks associated with international operations; the potential impact of product defects; the various restrictions on HNI’s financing activities; an inability to protect HNI’s intellectual property; cybersecurity threats, including those posed by potential ransomware attacks; impacts of tax legislation; and force majeure events outside HNI’s control, including those that may result from the effects of climate change, a description of which risks and uncertainties and additional risks and uncertainties can be found in HNI’s most recent Annual Report on Form 10-K and its other filings with the SEC.

These factors are not necessarily all of the factors that could cause HNI’s, Steelcase’s or the combined company’s actual results, performance, or achievements to differ materially from those expressed in or implied by any forward-looking statements. Other unknown or unpredictable factors also could harm HNI’s, Steelcase’s or the combined company’s results.

All forward-looking statements attributable to HNI, Steelcase, or the combined company, or persons acting on HNI’s or Steelcase’s behalf, are expressly qualified in their entirety by the cautionary statements set forth above. Forward-looking statements speak only as of the date they are made, and HNI and Steelcase do not undertake or assume any obligation to update publicly any of these statements to reflect actual results, new information or future events, changes in assumptions, or changes in other factors affecting forward-looking statements, except to the extent required by applicable law. If HNI or Steelcase updates one or more forward-looking statements, no inference should be drawn that HNI or Steelcase will make additional updates with respect to those or other forward-looking statements. Further information regarding HNI, Steelcase and factors that could affect the forward-looking statements contained herein can be found in HNI’s Annual Report on Form 10-K, its Quarterly Reports on Form 10-Q, and its other filings with the SEC, and in Steelcase’s Annual Report on Form 10-K, its Quarterly Reports on Form 10-Q, and its other filings with the SEC.

No Offer or Solicitation

This communication is not an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Important Information and Where to Find It

In connection with the transaction (the “Transaction”) between HNI Corporation (“HNI”) and Steelcase Inc. (“Steelcase”), HNI filed with the U.S. Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 (SEC File No. 333-290205) to register the shares of HNI common stock to be issued in connection with the Transaction. The registration statement includes a joint proxy statement of HNI and Steelcase that also constitutes a prospectus of HNI. The registration statement became effective on November 4, 2025, and the definitive joint proxy statement/prospectus has been sent to the shareholders of each of HNI and Steelcase.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTION OR INCORPORATED BY REFERENCE INTO THE JOINT PROXY STATEMENT/PROSPECTUS, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION REGARDING HNI, STEELCASE, THE TRANSACTION AND RELATED MATTERS.

Investors and security holders may obtain free copies of these documents and other documents filed with the SEC by HNI or Steelcase through the website maintained by the SEC at http://www.sec.gov or from HNI at its website, www.hnicorp.com, or from Steelcase at its website, www.steelcase.com (information included on or accessible through HNI’s website or Steelcase’s website is not incorporated by reference into this communication).